

P.O. BOX 738 - MARIETTA, OHIO - 45750
www.peoplesbancorp.com

NEWS RELEASE

FOR IMMEDIATE RELEASE

January 25, 2022

Contact: Katie Bailey

Chief Financial Officer and Treasurer

(740) 376-7138

PEOPLES BANCORP INC. ANNOUNCES 4TH QUARTER AND ANNUAL RESULTS FOR 2021

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   MARIETTA, Ohio - Peoples Bancorp Inc. ("Peoples") (NASDAQ: PEBO) today announced results for the quarter and year ended December 31, 2021. Net income totaled $27.9 million for the fourth quarter of 2021, representing earnings per diluted common share of $0.99. In comparison, earnings (loss) per diluted common share were ($0.28) for the third quarter of 2021 and $1.05 for the fourth quarter of 2020. For the full year, net income was $47.7 million in 2021 versus $34.8 million in 2020, representing earnings per diluted common share of $2.16 and $1.73, respectively.

   Non-core items, and the related tax effect of each, in net income (loss) included acquisition-related expenses, contract negotiation expenses, COVID-19-related expenses, a contribution to Peoples Bank Foundation, Inc., pension settlement charges, severance expenses, losses on investment securities, and gains and losses on asset disposals and other transactions. Non-core items positively impacted diluted earnings per common share for the fourth quarter of 2021 by $0.02 and negatively impacted earnings per diluted common share by $0.71 for the third quarter of 2021, and by $0.07 for the fourth quarter of 2020. Non-core items negatively impacted earnings per diluted common share by $0.85 and $0.22 for the full years of 2021 and 2020, respectively.

   "We are very optimistic that 2022 will be an even better year for Peoples," said Chuck Sulerzyski, President and Chief Executive Officer. "We look forward to seeing greater loan growth, greater efficiency and strengthening of our excellent client and employee experience."

Completion of Premier Acquisition:

   On March 29, 2021, Peoples and Premier Financial Bancorp, Inc. ("Premier") jointly announced the signing of a definitive Agreement and Plan of Merger, dated March 26, 2021 (the "Merger Agreement"), pursuant to which Peoples acquired, in an all-stock merger, Premier, a bank holding company headquartered in Huntington, West Virginia, and the parent company of Premier Bank, Inc. ("Premier Bank") and Citizens Deposit Bank and Trust, Inc. ("Citizens"). Under the terms and subject to the conditions of the Merger Agreement, Premier merged with and into Peoples (the "Merger"), and Premier Bank and Citizens subsequently merged with and into Peoples' wholly-owned subsidiary, Peoples Bank, in a transaction valued at $261.9 million. At the close of business on September 17, 2021, the financial services offices of each of Premier Bank and Citizens became branches of Peoples Bank. Peoples acquired $1.1 billion in loans and $1.8 billion in deposits. Peoples preliminarily recorded $73.8 million in goodwill and $4.2 million in other intangible assets in connection with the Merger.

COVID-19:

   The operating results and financial condition for the three and twelve months ended and as of December 31, 2021 continued to be affected by ongoing developments related to COVID-19, the reactions of government authorities, individuals and businesses, and the associated impact to the economy, specifically in Peoples' footprint. Many of the limitations imposed by state and local governments were largely removed by the end of the second quarter of 2021; however, the impact caused by the previous closures continued to significantly impact the economy during the fourth quarter of 2021. The Board of Governors of the Federal Reserve System (the "Federal Reserve Board") maintained the Federal Funds interest rate effective target range at 0.00% to 0.25% during the fourth quarter of 2021. Additionally, the London Interbank Offered Rate ("LIBOR") and the U.S. Prime Rate both remained historically low throughout the fourth quarter of 2021, which impacted results for the quarter.

The federal government's passage of the Coronavirus Aid, Relief, and Economic Security ("CARES") Act resulted in the creation of the Paycheck Protection Program ("PPP") targeted to provide small businesses with financial support to cover payroll and certain other specific types of expenses for a specified period of time. Loans made under the PPP are fully guaranteed by the Small Business Administration ("SBA") and, therefore, carry no related allowance for credit losses. These loans earn 1% interest, and participating banks receive an origination fee of between 1% and 5%, based on the size of the PPP loan. An extension of this economic relief occurred with the enactment of the Consolidated Appropriations Act, 2021 in December 2020. As of December 31, 2021, Peoples had $87.1 million aggregate principal amount in PPP loans outstanding (including $23.4 million acquired in the Merger with Premier), which were included in commercial and industrial loan balances, compared to $135.8 million at September 30, 2021. During the fourth quarter of 2021, Peoples received forgiveness payments on behalf of customers from the SBA of $49.2 million on previously originated PPP loans. During the third quarter of 2021, Peoples received forgiveness payments on behalf of customers from the SBA of $132.2 million on previously originated PPP loans. During the fourth quarter of 2020, Peoples received $96.7 million in forgiveness payments on behalf of customers from the SBA on previously originated PPP loans. Peoples recognized interest income on deferred loan fees/costs of $1.8 million, $3.1 million and $3.7 million during the fourth and third quarters of 2021 and the fourth quarter of 2020, respectively, along with $0.3 million, $0.4 million and $1.2 million of interest earned on PPP loans during the fourth and third quarters of 2021 and the fourth quarter of 2020, respectively. At December 31, 2021, Peoples had $2.2 million in net deferred loan fees/costs to recognize over the remaining terms of the PPP loans, which are generally five years or until forgiven by the SBA, whichever occurs first.

Interest income was negatively impacted by the reduction in interest rates initiated by the Federal Reserve Board in 2020 and interest rates remained low throughout 2021. Additionally, the average yield on variable rate commercial loans that are subject to changes in the LIBOR and the U.S. Prime Rate moved downward in 2020 and remained low throughout 2021, impacting interest income and net interest margin. The addition of the North Star Leasing equipment leasing business has partially offset this impact by adding 23 basis points to the net interest margin during the fourth quarter of 2021 and 21 basis points during the full year of 2021.

Peoples incurred non-core non-interest expenses as a result of COVID-19. COVID-19-related expenses recognized during the fourth and third quarters of 2021 were $0.6 million and $0.2 million, respectively, and $125,000 during the fourth quarter of 2020. During the fourth quarter of 2021, Peoples awarded common shares to all associates who were at the Assistant Vice President level or below. The remainder of the COVID-19-related expenses were primarily related to providing Peoples' employees meals in support of local businesses, assisting employees with childcare and elder care needs, incentivizing employees to be vaccinated and taking extra precautions in cleaning facilities.

North Star Leasing:
Peoples Bank entered into an Asset Purchase Agreement, dated March 24, 2021 (the "Asset Purchase Agreement"), with NS Leasing, LLC ("NSL") pursuant to which Peoples Bank acquired the equipment finance and leasing business of NSL. The transaction closed after the end of business on March 31, 2021 and Peoples Bank began operating the acquired business as North Star Leasing, a division of Peoples Bank, on April 1, 2021. Peoples Bank acquired assets comprising NSL's equipment finance business, including $83.3 million in leases and satisfied, on behalf of NSL, certain third-party debt in the amount of $69.1 million. Peoples Bank paid total consideration of $116.6 million, plus a potential earn-out payment to NSL of up to $3.1 million. Based in Burlington, Vermont, the North Star Leasing division underwrites, originates and services equipment leases and equipment financing agreements to businesses throughout the United States. Peoples recorded goodwill in the amount of $24.7 million and other intangibles of $14.0 million, which included customer relationship intangible, trade-name intangible and non-compete agreements related to this transaction. Peoples recorded an additional $0.2 million and $0.4 million in non-interest expense during the fourth and third quarters of 2021, respectively, related to updates to the estimated earn-out provision of $3.0 million. As of December 31, 2021, equipment leases had grown to $122.5 million.

Peoples Premium Finance:
Effective after the close of business on June 30, 2020, Peoples closed on the business combination under which Peoples Bank acquired the operations and assets of Triumph Premium Finance ("TPF"), a division of TBK Bank, SSB. Based in Kansas City, Missouri, the division operating as Peoples Premium Finance provides insurance premium financing loans for commercial customers to purchase property and casualty insurance products through Peoples Premium Finance's growing network of independent insurance agency partners nationwide. Peoples Bank acquired $84.4 million in loans at the acquisition date, after fair value adjustments. Peoples also recorded $4.3 million of other intangible assets and $5.5 million of goodwill related to the acquisition. As of December 31, 2021, Peoples Premium Finance's loans had grown to $136.1 million.

Statement of Operations Highlights:

- *Net interest income increased $12.0 million, or 28%, compared to the linked quarter and increased $20.3 million, or 59%, compared to the fourth quarter of 2020. Net interest income also increased 24% for the full year of 2021 compared to 2020.*
  - Net interest margin decreased 14 basis points to 3.36% for the fourth quarter of 2021, compared to the linked quarter, and increased 24 basis points compared to the fourth quarter of 2020. The decrease in net interest margin compared to the linked quarter was primarily driven by Peoples maintaining higher cash balances, which negatively impacted margin by 18 basis points. A decline in lease accretion income also negatively impacted margin for the fourth quarter of 2021. Net interest margin was 3.39% for the full year of 2021, compared to 3.24% for the full year of 2020.
  - The increases in net interest income for the fourth quarter of 2021, compared to the third quarter of 2021 and the fourth quarter of 2020, were caused by the full-quarter impact of the Premier acquisition and organic growth.
- *Peoples recorded a recovery of credit losses of $7.6 million for the fourth quarter, compared to a provision for credit losses of $9.0 million for the third quarter of 2021, and a recovery of credit losses of $7.3 million for the fourth quarter of 2020.*
  - The decline in the provision for credit losses for the fourth quarter of 2021 compared to the linked quarter was due primarily to the sale of $59.8 million of predominantly purchased credit deteriorated loans acquired from Premier as well as a favorable outlook on Moody's most recent economic forecast.
  - Net charge-offs were $1.3 million, or 0.11% of average total loans, annualized, for the fourth quarter of 2021.
  - For the full year of 2021, net charge-offs were $4.7 million, or 0.13% of average total loans, up from $1.8 million, or 0.05% of average total loans, for 2020.
- *Net gains on asset disposals and other transactions recognized during the fourth quarter of 2021 were $1.8 million, compared to net losses of $0.3 million for the linked quarter and $53,000 for the fourth quarter of 2020.*
  - Net gains for the fourth quarter of 2021 were driven by the sale of $59.8 million of loans acquired from Premier. The net gain recognized from this sale aggregated $1.5 million during the fourth quarter of 2021. Management felt it was prudent to sell these loans to restore Peoples' exposure in the hospitality industry to pre-acquisition levels and reduce criticized and classified loans.
- *Total non-interest income, excluding net gains and losses, increased $2.2 million, or 13%, for the fourth quarter of 2021 compared to the linked quarter, and $1.7 million, or 10%, compared to the fourth quarter of 2020. Total non-interest income, excluding gains and losses, increased $4.9 million, or 8% for the full year of 2021, compared to 2020.*
  - The increase in total non-interest income, excluding gains and losses, compared to the third quarter of 2021 was largely driven by an increase in electronic banking income and higher service charges on deposit accounts.
  - Total non-interest income, excluding net gains and losses, for the fourth quarter of 2021 was 26% of total revenue.
  - For the full year of 2021 compared to 2020, all non-interest income categories were impacted by the Premier acquisition, with the exception of mortgage banking income and swap fee income. Mortgage banking income decreased due to the volume of refinance activity experienced in 2020 when interest rates declined, which was not repeated in 2021. Swap fee income also decreased as a result of lower customer demand caused by the sustained lower rate environment in 2021.
- *Total non-interest expense decreased $9.8 million, or 17%, compared to the linked quarter and increased $14.7 million, or 44%, compared to the fourth quarter of 2020. Total non-interest expense increased $50.0 million, or 37% for the full year of 2021 compared to 2020.*
  - The fourth quarter of 2021 contained non-core expenses of $0.9 million, which included $0.9 million of acquisition-related expenses, $0.6 million of expenses related to COVID-19 and a $0.6 million benefit recognized for core system contract negotiations.
  - The efficiency ratio was 62.8% for the fourth quarter of 2021 and 73.7% for the full year of 2021. When adjusted for non-core expenses, the efficiency ratio was 61.6% for the fourth quarter of 2021 and 63.5% for the full year of 2021.

Balance Sheet Highlights:

- *Period-end investment securities balances at December 31, 2021 increased $107.3 million, or 7%, compared to September 30, 2021, and increased $825.0 million, or 96%, compared to December 31, 2020.*
  - The increase in investment securities compared to the linked quarter was a result of Peoples' continued reinvestment of proceeds from available-for-sale investment securities acquired from Premier that were sold in the third quarter and the investment of excess cash in higher-yielding investment securities. The increase compared to December 31, 2020 was driven primarily by the Premier acquisition.

- *Period-end loan balances decreased $12.1 million compared to September 30, 2021, and increased $1.1 billion compared to December 31, 2020.*
    - Growth of $81.6 million in commercial and industrial loans, $35.2 million in construction loans and $11.1 million in leases excludes the sale of $59.8 million of loans acquired from Premier and PPP loans.
        - Excluding the impact of the loan sale and PPP loans, loans grew 8.8% annualized during the quarter.
    - The increase in period-end loan balances compared to December 31, 2020 was driven by loans and leases acquired from Premier and NSL.
- *Asset quality metrics remained strong during the fourth quarter and for the full year of 2021.*
    - Delinquency trends remained relatively stable as loans considered current comprised 98.8% of the loan portfolio at December 31, 2021, compared to 98.9% at September 30, 2021, and 98.8% at December 31, 2020.
    - Nonperforming assets decreased $4.7 million compared to September 30, 2021.
    - Criticized loans decreased $40.8 million during the quarter. The decrease in the fourth quarter was due to the disposal of criticized loans included in the sale of $59.8 million of loans acquired from Premier.
    - Classified loans decreased $36.1 million during the fourth quarter of 2021. The decrease in classified loans compared to the linked quarter was driven by the disposal of classified loans included in the sale of $59.8 million of loans acquired from Premier.
    - Annualized net charge-offs for the quarter remained low at 0.11% of average loans.
- *Period-end total deposit balances at December 31, 2021 increased $30.8 million, or 1%, compared to September 30, 2021, and increased $2.0 billion, or 50%, compared to December 31, 2020.*
    - The increase in deposits compared to the linked quarter was primarily due to growth in non-interest bearing deposits, which made up 28% of total deposits at December 31, 2021.
    - Compared to December 31, 2020, the increase in deposits was the result of deposits acquired from Premier.
    - Total demand deposit balances were 48% of total deposits at December 31, 2021, compared to 46% at September 30, 2021 and 43% at December 31, 2020.

Net Interest Income

Net interest income was $54.6 million for the fourth quarter of 2021, an increase of $12.0 million, or 28%, compared to the linked quarter. Net interest margin was 3.36% for the fourth quarter, compared to 3.50% for the linked quarter. The increase in net interest income primarily reflected higher cash balances, reducing net interest margin by 19 basis points. A reduction in the cost of funds benefited net interest income compared to the linked quarter, and also contributed to the improvement in net interest margin. Net interest income and net interest margin both have been negatively impacted by the excess liquidity environment present in the financial services sector since the beginning of the COVID-19 pandemic by way of increased low yielding cash reserves and the low interest rate environment caused by COVID-19 that continued throughout the fourth quarter of 2021. Peoples recognized interest income on deferred loan fees/costs of $1.8 million and $3.1 million during the fourth and third quarters of 2021, respectively, along with $0.3 million and $0.4 million of interest earned on PPP loans during the fourth and third quarters of 2021, respectively. At December 31, 2021, Peoples had $2.2 million in net deferred loan fees/costs to recognize over the remaining terms of the PPP loans, which are generally five years or until forgiven by the SBA, whichever occurs first.

Net interest income for the fourth quarter of 2021 increased $20.3 million, or 59%, compared to the fourth quarter of 2020. Net interest margin increased 24 basis points compared to 3.13% for the fourth quarter of 2020. The increase in net interest income compared to the fourth quarter of 2020 was driven by a full-quarter impact of interest earning assets acquired from Premier, lease income and premium finance loan income. Peoples recognized interest income on deferred loan fees/costs of $1.8 million and $3.7 million during the fourth quarters of 2021 and 2020, respectively, and $0.3 million and $1.1 million in interest earned on PPP loans during the fourth quarters of 2021 and 2020, respectively. Also contributing to the increase in net interest income was an increase in the average balance of investment securities.

Accretion income, net of amortization expense, from acquisitions was $1.4 million for the fourth quarter of 2021 and $1.0 million for the third quarter of 2021, which added 8 basis points in net interest margin for each period.

Net interest income increased $33.5 million, or 24%, for 2021 compared to 2020, and net interest margin increased 16 basis points to 3.39%. For the yearly period, the changes in net interest income and margin were the result of lower funding costs due to customers' maintaining higher cash balances, as well as a higher volume of loans due to the Premier and Premium Finance acquisitions coupled with higher-yielding leases acquired from NSL and organic loan growth. Peoples recognized interest income on deferred loan fees/costs of $13.0 million and $7.5 million during the 2021 and 2020, respectively, along with $2.3 million and $3.2 million of interest earned on PPP loans during 2021 and 2020, respectively.

Accretion income, net of amortization expense, from acquisitions was $3.5 million for 2021 and $2.8 million for 2020, respectively, which added 7 basis points to net interest margin for both 2021 and 2020.

(Recovery of) Provision for Credit Losses:

The recovery of credit losses was $7.6 million for the fourth quarter of 2021, compared to a provision for credit losses of $9.0 million for the linked quarter and a recovery of credit losses of $7.3 million for the fourth quarter of 2020. The change in the provision for credit losses compared to the linked quarter was primarily due to the establishment of the day-one allowance for credit losses of $10.6 million related to the non-purchased credit deteriorated loans acquired from Premier recognized in the third quarter as well as a favorable outlook on Moody's most recent economic forecast. Also impacting this change was a release of reserves related to the sale of $59.8 million in predominantly purchased credit deteriorated loans acquired from Premier.

The recovery of credit losses for the fourth quarter of 2021 was the result of improvement in loss drivers and Moody's economic outlook published in December 2021 and the release of reserves mentioned above. The recovery of credit losses of $7.3 million for the fourth quarter of 2020 was due primarily to the improvement in Moody's economic outlook published in December 2020.

Net charge-offs for the fourth quarter of 2021 were $1.3 million, or 0.11% annualized, of average total loans, compared to $1.6 million, or 0.18% annualized, of average total loans, for the linked quarter and $0.9 million, or 0.10% annualized, of average total loans, for the fourth quarter of 2020. For additional information on credit trends and the allowance for credit losses, see the "Asset Quality" section below.

For the full year of 2021, the recovery of credit losses was $0.3 million, compared to a provision for credit losses of $26.3 million for 2020. The recovery of credit losses recognized in 2021 was the result of improvement in loss drivers and Moody's economic outlook published in December 2021. The provision for credit losses recognized in 2020 was due to the impact the COVID-19 pandemic had on the economic forecasts and qualitative factors used in the CECL model. Net charge-offs for the full year of 2021 were $4.7 million, or 0.13%, of average total loans, compared to $1.7 million, or 0.05%, of average total loans, for 2020. The decrease in the provision for loan losses was primarily due to improved economic factors and updated loss drivers and their impact on assumptions used in the CECL model throughout 2021.

Net Gains and Losses:

Net gains and losses include gains and losses on investment securities, asset disposals and other transactions, which are included in total non-interest income on the Consolidated Statements of Income. Net gains during the fourth quarter of 2021 were $1.6 million, compared to net losses of $0.5 million for the linked quarter, and net losses of $0.8 million in the fourth quarter of 2020. Net gains for the fourth quarter of 2021 were driven primarily by gains of $1.5 million recognized on the sale of $59.8 million in loans acquired from Premier and the disposal of other real estate owned of $0.3 million, offset by a loss on the sale of investment securities. During the fourth quarter of 2021, Peoples sold $59.8 million of predominantly purchased credit deteriorated loans, ($53.0 million of which were criticized or classified) primarily in the hospitality industry, and recognized a gain related to the acceleration of the discount recorded on those loans when they were acquired.

Net losses for the third quarter of 2021 were driven primarily by losses on the disposal of fixed assets acquired from Premier and the sales of securities during the third quarter of 2021. Net losses for the fourth quarter of 2020 were driven by net losses on the sale of investment securities. During the fourth quarter of 2020, management felt it was prudent to restructure a portion of the investment securities portfolio to minimize the impact of premium amortization that was experienced due to higher than historical prepayment speeds in that portfolio.

 For the full year of 2021, net gains were $0.5 million compared to net losses of $0.7 million in 2020. Net gains during 2021 were driven by the aforementioned activity related to the sale of loans acquired from Premier and gains recognized on the sale of other real estate owned, offset by losses on the sale of investment securities. Net losses during 2020 were driven by the sale of investment securities.

Total Non-interest Income, Excluding Net Gains and Losses:

Total non-interest income, excluding net gains and losses, for the fourth quarter of 2021 increased $2.2 million, or 13%, compared to the linked quarter. The rise in non-interest income, excluding net gains and losses, was the result of increases in electronic banking income of $1.0 million, deposit account service charges of $1.0 million and commercial loan swap fee income of $0.3 million, offset partially by declines in mortgage banking income.

Compared to the fourth quarter of 2020, total non-interest income, excluding net gains and losses, increased $1.7 million, or 10%. The increase was driven primarily by increases in electronic banking income of $1.7 million, deposit account service charges of $1.1 million and trust and investment income of $0.6 million. A decline in mortgage banking income of $1.4 million partially offset those increases and was due to a lower volume of refinance activity in the fourth quarter of 2021, compared to the fourth quarter of 2020.

For the full year of 2021, total non-interest income, excluding net gains and losses, increased $4.9 million, or 8%, compared to 2020. The increase was caused by increases in electronic banking income of $3.8 million, trust and investment income of $2.8 million and insurance income of $1.2 million. These increases were offset by declines in mortgage banking income and commercial loan swap fee income. Electronic banking income was up due to an increase in debit transactions. Insurance income was higher as a result of new accounts added during the year. The increase in trust and investment income was due to an increase in the market value of assets under management along with new accounts added during 2021. Mortgage banking income was down because of a lower origination volume caused by a lower inventory of homes for sale.

Total Non-interest Expense:

Total non-interest expense was down $9.8 million, or 17%, for the fourth quarter of 2021, compared to the linked quarter, driven by an overall decrease in acquisition-related expenses and other non-core expenses.   During the third quarter of 2021, Peoples recognized $16.2 million of acquisition-related expenses due to the closing of the Premier merger. Total non-interest expense in the third quarter of 2021 also contained other non-core expenses related to a one-time expense for contract negotiations related to the renewal of Peoples Bank's core banking systems of $1.9 million. The non-core expenses recognized in the third quarter of 2021 did not recur in the fourth quarter; however, Peoples recorded a benefit of $0.6 million in the fourth quarter of 2021 related to a true-up of expense recognized for contract negotiations. The decline in non-core expenses in the fourth quarter of 2021 was offset partially by increased salary expenses that are not included in acquisition-related expenses or COVID-19 related expenses.

Compared to the fourth quarter of 2020, total non-interest expense increased $14.7 million, or 44%, primarily due to higher expenses incurred to manage a larger company. Most notably, salaries and employee benefits increased due to the addition of full-time equivalent employees that resulted from the Premier and NSL acquisitions. Additionally, occupancy expense increased due to an increase in the number of retail locations.

For the full year of 2021, total non-interest expense was $183.7 million, an increase of $50.0 million compared to 2020. Similar to the quarterly comparisons, the acquisitions of Premier and NSL increased acquisition-related expenses included in other expenses, professional fees, salaries and employee benefit costs, as well as occupancy expenses, and amortization of intangible assets.

The efficiency ratio for the fourth quarter of 2021 was 62.8%, compared to 94.7% for the linked quarter and 62.4% for the fourth quarter of 2020. The efficiency ratio improved compared to the linked quarter mainly as the result of the decline in total core non-interest expense and an increase in core non-interest income. The efficiency ratio, adjusted for non-core items, was 61.6% for the fourth quarter of 2021, compared to 63.9% for the linked quarter, and 60.5% for the fourth quarter of 2020. For the full year of 2021, the efficiency ratio was 73.7% compared to 63.9% for 2020. Adjusted for non-core items, the efficiency ratio for the full year of 2021 was 63.5%, compared to 61.9% for 2020.

Income Tax Expense:

Peoples recorded income tax expense of $6.9 million for the fourth quarter of 2021, compared to a tax benefit of $2.2 million for the linked quarter and income tax expense of $4.3 million for the fourth quarter of 2020. The income tax expense recognized during the fourth quarter of 2021 was primarily due to increased pre-tax income caused by the release of a portion of the allowance for credit losses during the current quarter and the impact of a full quarter's income related to the Premier acquisition. The income tax benefit for the third quarter of 2021 was due to the net loss recognized in the third quarter of 2021 due to the acquisition-related expenses and the establishment of the day 1 allowance for credit losses for non-purchased credit deteriorated loans acquired from Premier. The income tax expense recognized in the fourth quarter of 2020 was due to the level of pre-tax income that resulted from a release of a portion of the allowance for credit losses during that quarter.

Peoples recognized income tax expense of $10.9 million in 2021, compared to $7.9 million in 2020, and the effective tax rate for 2021 remained at 18.6%, consistent with 2020. The variance in income tax expense for 2021 compared to 2020, was the result of higher pre-tax income in 2021 that resulted from the acquisitions of Premier and NSL.

Loans:

The period-end total loan balances at December 31, 2021 decreased $12.1 million, compared to September 30, 2021. During the fourth quarter of 2021, Peoples recognized increases of $32.9 million in commercial and industrial loans, $35.2 million in construction loans and $11.1 million in leases. This growth was more than offset by the sale of $59.8 million of predominantly purchased credit deteriorated loans acquired from Premier, and the forgiveness of $48.7 million in PPP loans during the quarter. The loans were sold at par which was done to restore Peoples' exposure in the hospitality industry to pre-acquisition levels and reduce criticized and classified loans.

Quarterly average total loan balances increased $964.7 million compared to the linked quarter, primarily due to the full-quarter impact of loans acquired from Premier and, to a lesser extent, growth in commercial and industrial loans and construction loans.

Compared to the fourth quarter of 2020, quarterly average loan balances increased $1.1 billion, or 31%, driven by the Premier and NSL acquisitions, offset by a decline in the amount of PPP loans as a result of those forgiven during 2021.

Compared to December 31, 2020, total loan balances increased $1.1 billion, or 32%. The increase in the period-end loan balances was driven by loans acquired from Premier, along with leases acquired and growth in leases of $39.2 million, growth of premium finance loans of $21.4 million, and organic loan growth of $249.6 million, offset partially by a $279.8 million reduction in PPP loans during the year.

Asset Quality:

Overall, asset quality remained relatively stable through the fourth quarter of 2021. Total nonperforming assets decreased $4.7 million, or 9%, compared to September 30, 2021, and increased $19.3 million, or 67%, compared to December 31, 2020. The increase in nonperforming assets compared to December 31, 2020 was primarily attributable to nonperforming loans acquired from Premier. Nonperforming assets as a percent of total loans and OREO was 1.07% at December 31, 2021, down from 1.17% at September 30, 2021 and up from 0.84% at December 31, 2020.

Criticized loans, which are those categorized as special mention, substandard or doubtful, decreased $40.8 million, or 17%, compared to September 30, 2021 and increased $67.4 million, or 53%, compared to December 31, 2020. As a percent of total loans, criticized loans were 4.33% at December 31, 2021, compared to 5.23% at September 30, 2021, and 3.72% at December 31, 2020. The decrease in criticized loans compared to September 30, 2021 was due to the disposal of criticized loans that were included in the sale of $59.8 million of loans acquired from Premier. The increase in criticized loans compared to December 31, 2020 was driven by the criticized loans acquired from Premier. Classified loans, which are those categorized as substandard or doubtful, decreased $36.1 million, or 25%, compared to September 30, 2021, and were up $34.0 million, or 47%, compared to December 31, 2020. As a percent of total loans, classified loans were 2.38% at December 31, 2021, compared to 3.18% at September 30, 2021, and 2.13% at December 31, 2020. The decrease in classified loans compared to September 30, 2021 was driven by the disposal of classified loans that were included in the sale of $59.8 million of loans acquired from Premier.

Annualized net charge-offs were 0.11% of average total loans during the fourth quarter of 2021, compared to 0.18% in the linked quarter, and 0.10% in the fourth quarter of 2020. Net charge-offs were 0.13% of average total loans for 2021, compared to 0.05% for 2020.

At December 31, 2021, the allowance for credit losses decreased to $67.5 million, from $77.4 million at September 30, 2021, and increased compared to an allowance for credit losses of $50.4 million at December 31, 2020. The decrease in the allowance for credit losses compared to September 30, 2021 was due primarily to the sale of $59.8 million of predominantly purchased credit deteriorated loans acquired from Premier as well as a favorable outlook on Moody's most recent economic forecast. The ratio of the allowance for credit losses as a percent of total loans decreased to 1.51% at December 31, 2021, compared to 1.72% at September 30, 2021, and increased from 1.48% at December 31, 2020. The ratio of the allowance for credit losses as a percent of total loans includes PPP loans that do not have an allowance for credit losses because of the guarantee by the SBA. Excluding PPP loans, the ratio of the allowance for credit losses as a percent of total loans would have been 1.54% at December 31, 2021, compared to 1.78% at September 30, 2021, and 1.66% at December 31, 2020.

Deposits:

As of December 31, 2021, period-end deposits were up $30.8 million, or 1%, compared to September 30, 2021. The increase was driven primarily by an increase in non-interest bearing deposits, offset by a seasonal decline in governmental deposits and a decline in retail certificates of deposit.

Compared to December 31, 2020, period-end deposit balances grew $2.0 billion, or 50%. The increase in total deposits compared to the prior year end was a result of deposits acquired from Premier and organic growth of $210.0 million in non-interest bearing deposits.

Average deposit balances during the fourth quarter of 2021 increased $1.3 billion, or 28%, compared to the linked quarter and increased $1.9 billion, or 48%, compared to the fourth quarter of 2020. These increases were the result of the full-quarter impact of deposits acquired from Premier and organic growth. For the full year of 2021, average deposit balances grew $945.6 million, or 25%. The increase was driven by deposits acquired from Premier coupled with changes in customer buying habits as the pandemic continued throughout 2021. Total demand deposit accounts comprised 48% of total deposits at December 31, 2021 compared to 46% at September 30, 2021 and to 43% at December 31, 2020.

Stockholders' Equity:

At December 31, 2021, the tier 1 risk-based capital ratio was 12.97%, compared to 12.58% at September 30, 2021 and 13.25% at December 31, 2020. The common equity tier 1 risk-based capital ratio was 12.67% at December 31, 2021, compared to 12.30% at September 30, 2021 and 13.01% at December 31, 2020. The total risk-based capital ratio was 14.10% at December 31, 2021, compared to 13.83% at September 30, 2021 and 14.50% at December 31, 2020. Peoples adopted the five-year transition to phase in the impact of the adoption of CECL on regulatory capital ratios. Compared to September 30, 2021, these ratios improved as provision for credit losses declined and Peoples recorded a recovery of credit losses during the quarter, positively impacting stockholders' equity. Compared to December 31, 2020, the change in the capital ratios was due to the level of provision for credit losses recognized during 2021, offset by increased acquisition-related expenses and dividends paid to shareholders.

Total stockholders' equity at December 31, 2021 increased $13.3 million, or 2%, compared to September 30, 2021. This change was impacted by net income of $27.9 million during the quarter and the equity award granted to employees at the Assistant Vice President level or below during the fourth quarter, which was partially offset by dividends paid of $10.2 million and an increase in accumulated other comprehensive loss of $5.7 million. The change in accumulated other comprehensive loss was the result of the changes in the market value of available-for-sale investment securities during the period.

Total stockholders' equity at December 31, 2021 increased $269.5 million, or 47%, compared to December 31, 2020. This increase was driven by common shares issued in the acquisition of Premier and net income for the full year of 2021, offset by $31.2 million in dividends paid to shareholders and $13.0 million in other comprehensive losses.

At December 31, 2021, book value per common share and tangible book value per common share, which excludes goodwill and other intangible assets, were $29.87 and $19.39, respectively, compared to $29.43 and $18.98, respectively, at September 30, 2021, and $29.43 and $19.99, respectively, at December 31, 2020. The ratio of total stockholders' equity to total assets increased 18 basis points compared to September 30, 2021. The tangible equity to tangible assets ratio, which excludes goodwill and other intangible assets, increased 17 basis points compared to September 30, 2021, due primarily to the changes in equity noted above. Compared to December 31, 2020, the total stockholders' equity to total assets ratio declined from 12.09% to 11.96%, and the tangible equity to tangible assets ratio declined from 8.55% to 8.10%, respectively.

Peoples Bancorp Inc. ("Peoples", Nasdaq: PEBO) is a diversified financial services holding company and makes available a complete line of banking, trust and investment, insurance and premium financing solutions through its subsidiaries. Headquartered in Marietta, Ohio since 1902, Peoples has established a heritage of financial stability, growth and community impact. Peoples had $7.1 billion in total assets as of December 31, 2021, and 135 locations, including 119 full-service bank branches in Ohio, West Virginia, Kentucky, Virginia, Washington D.C. and Maryland. Peoples' vision is to be the Best Community Bank in America and is one of only sixteen banks nationwide to be recognized by Forbes in 2021 as a Best-In-State Bank in more than one state.

Peoples is a member of the Russell 3000 index of U.S. publicly-traded companies. Peoples offers services through Peoples Bank (which includes the divisions of Peoples Investment Services, Peoples Premium Finance and North Star Leasing) and Peoples Insurance Agency, LLC.

Conference Call to Discuss Earnings:

Peoples will conduct a facilitated conference call to discuss fourth quarter and full year 2021 results of operations on January 25, 2022 at 11:00 a.m., Eastern Time, with members of Peoples' executive management participating. Analysts, media and individual investors are invited to participate in the conference call by calling (866) 890-9285. A simultaneous webcast of the conference call audio will be available online via the "Investor Relations" section of Peoples' website, www.peoplesbancorp.com. Participants are encouraged to call or sign in at least 15 minutes prior to the scheduled conference call time to ensure participation and, if required, to download and install the necessary software. A replay of the call will be available on Peoples' website in the "Investor Relations" section for one year.

Use of Non-US GAAP Financial Measures:

This news release contains financial information and performance measures determined by methods other than in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). Management uses these "non-US GAAP" financial measures in its analysis of Peoples' performance and the efficiency of its operations. Management believes that these non-US GAAP financial measures provide a greater understanding of ongoing operations and enhance comparability of results with prior periods and peers. These disclosures should not be viewed as substitutes for financial measures determined in accordance with US GAAP, nor are they necessarily comparable to non-US GAAP performance measures that may be presented by other companies. Below is a listing of the non-US GAAP financial measures used in this news release:

- Core non-interest expense is non-US GAAP since it excludes the impact of acquisition-related expenses, pension settlement charges, severance expenses, COVID-19 related expenses, the contribution to Peoples Bank Foundation, Inc. and contract negotiation expenses.
- Efficiency ratio is calculated as total non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus total non-interest income, excluding net gains and losses. This ratio is non-US GAAP since it excludes amortization of other intangible assets and all gains and losses included in earnings, and uses fully tax-equivalent net interest income.

- Efficiency ratio adjusted for non-core items is calculated as core non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus total non-interest income, excluding net gains and losses. This ratio is non-US GAAP since it excludes the impact of acquisition-related expenses, pension settlement charges, severance expenses, COVID-19-related expenses, the contribution to Peoples Bank Foundation, Inc., contract negotiation expenses, the amortization of other intangible assets and all gains and losses included in earnings, and uses fully tax-equivalent net interest income.

- Tangible assets, tangible equity, tangible equity to tangible assets ratio and tangible book value per common share measures are non-US GAAP since they exclude the impact of goodwill and other intangible assets acquired through acquisitions on both total stockholders' equity and total assets.

- Total non-interest income, excluding net gains and losses, is a non-US GAAP measure since it excludes all gains and losses included in earnings.

- Pre-provision net revenue is defined as net interest income plus total non-interest income, excluding net gains and losses, minus total non-interest expense. This measure is non-US GAAP since it excludes the provision for (recovery of) credit losses and all gains and losses included in net income.

- Return on average assets adjusted for non-core items is calculated as annualized net income (less the after-tax impact of all gains and losses, acquisition-related expenses, pension settlement charges, severance expenses, COVID-19-related expenses, the contribution to Peoples Bank Foundation Inc. and contract negotiation expenses) divided by average assets. This measure is non-US GAAP since it excludes the after-tax impact of all gains and losses, acquisition-related expenses, pension settlement charges, severance expenses, COVID-19-related expenses, the contribution to Peoples Bank Foundation, Inc. and contract negotiation expenses.

- Return on average tangible equity is calculated as annualized net income (less after-tax impact of amortization of other intangible assets) divided by average tangible equity. This measure is non-US GAAP since it excludes the after-tax impact of amortization of other intangible assets from net income and the impact of average goodwill and other average intangible assets acquired through acquisitions on average stockholders' equity.

A reconciliation of these non-US GAAP financial measures to the most directly comparable US GAAP financial measures is included at the end of this news release under the caption of "Non-US GAAP Financial Measures (Unaudited)."

Safe Harbor Statement:

Certain statements made in this news release regarding Peoples' financial condition, results of operations, plans, objectives, future performance and business, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements are identified by the fact they are not historical facts and include words such as "anticipate," "estimate," "may," "feel," "expect," "believe," "plan," "will," "will likely," "would," "should," "could," "project," "goal," "target," "potential," "seek," "intend," and similar expressions.

These forward-looking statements reflect management's current expectations based on all information available to management and its knowledge of Peoples' business and operations. Additionally, Peoples' financial condition, results of operations, plans, objectives, future performance and business are subject to risks and uncertainties that may cause actual results to differ materially. These factors include, but are not limited to:

(1) the ever-changing effects of the COVID-19 pandemic - the duration, extent and severity of which are impossible to predict, including the possibility of further resurgence in the spread of COVID-19 or variants thereof - on economies (local, national and international), supply chains and markets, on the labor market, including the potential for a sustained reduction in labor force participation and on our customers, counterparties, employees and third-party service providers, as well as the effects of various responses of governmental and nongovernmental authorities to the COVID-19 pandemic, including public health actions directed toward the containment of the COVID-19 pandemic (such as quarantines, shut downs and other restrictions on travel and commercial, social and other activities), the availability, effectiveness and acceptance of vaccines, and the implementation of fiscal stimulus packages, which could adversely impact sales volumes, add volatility to the global stock markets, and increase loan delinquencies and defaults;

(2) government-imposed COVID-19 vaccine mandates could have a material adverse impact on our business, results of operation and ability to retain and recruit key management and other personnel;

(3) changes in the interest rate environment due to economic conditions related to the COVID-19 pandemic or other factors and/or the fiscal and monetary policy measures undertaken by the U.S. government and the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") in response to such economic

conditions, which may adversely impact interest rates, the interest rate yield curve, interest margins, loan demand and interest rate sensitivity;

(4) the success, impact, and timing of the implementation of Peoples' business strategies and Peoples' ability to manage strategic initiatives, including the completion and successful integration of planned acquisitions, including the recently-completed merger with Premier and the recently-completed acquisition of NSL, and the expansion of commercial and consumer lending activities, in light of the continuing impact of the COVID-19 pandemic on customers' operations and financial condition;

(5) competitive pressures among financial institutions, or from non-financial institutions, which may increase significantly, including product and pricing pressures, which can in turn impact Peoples' credit spreads, changes to third-party relationships and revenues, changes in the manner of providing services, customer acquisition and retention pressures, and Peoples' ability to attract, develop and retain qualified professionals;

(6) uncertainty regarding the nature, timing, cost, and effect of legislative or regulatory changes or actions, or deposit insurance premium levels, promulgated and to be promulgated by governmental and regulatory agencies in the State of Ohio, the Federal Deposit Insurance Corporation, the Federal Reserve Board and the Consumer Financial Protection Bureau, which may subject Peoples, its subsidiaries, or one or more acquired companies to a variety of new and more stringent legal and regulatory requirements which adversely affect their respective businesses, including in particular the rules and regulations promulgated and to be promulgated under the CARES Act, and the follow-up legislation enacted as the Consolidated Appropriations Act, 2021, the American Rescue Plan Act of 2021, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and the Basel III regulatory capital reform;

(7) the effects of easing restrictions on participants in the financial services industry;

(8) local, regional, national and international economic conditions (including the impact of potential or imposed tariffs, a U.S. withdrawal from or significant renegotiation of trade agreements, trade wars and other changes in trade regulations, closing of border crossings and changes in the relationship of the U.S. and its global trading partners) and the impact these conditions may have on Peoples, its customers and its counterparties, and Peoples' assessment of the impact, which may be different than anticipated;

(9) Peoples may issue equity securities in connection with future acquisitions, which could cause ownership and economic dilution to Peoples' current shareholders;

(10) changes in prepayment speeds, loan originations, levels of nonperforming assets, delinquent loans, charge-offs, and customer and other counterparties' performance and creditworthiness generally, which may be less favorable than expected in light of the COVID-19 pandemic and adversely impact the amount of interest income generated;

(11) Peoples may have more credit risk and higher credit losses to the extent there are loan concentrations by location or industry of borrowers or collateral;

(12) future credit quality and performance, including expectations regarding future loan losses and the allowance for credit losses;

(13) changes in accounting standards, policies, estimates or procedures may adversely affect Peoples' reported financial condition or results of operations;

(14) the impact of assumptions, estimates and inputs used within models, which may vary materially from actual outcomes, including under the CECL model;

(15) the discontinuation of the London Interbank Offered Rate ("LIBOR") and other reference rates which may result in increased expenses and litigation, and adversely impact the effectiveness of hedging strategies;

(16) adverse changes in the conditions and trends in the financial markets, including the impacts of the COVID-19 pandemic and the related responses by governmental and nongovernmental authorities to the pandemic, which may adversely affect the fair value of securities within Peoples' investment portfolio, the interest rate sensitivity of Peoples' consolidated balance sheet, and the income generated by Peoples' trust and investment activities;

(17) the volatility from quarter to quarter of mortgage banking income, whether due to interest rates, demand, the fair value of mortgage loans, or other factors;

(18) the effect of the current interest rate environment or changes in interest rates or in the level or composition of our assets or liabilities on our net interest income and our loan originations;

(19) Peoples' ability to receive dividends from its subsidiaries;

(20) Peoples' ability to maintain required capital levels and adequate sources of funding and liquidity;

(21) the impact of larger or similar-sized financial institutions encountering problems, which may adversely affect the banking industry and/or Peoples' business generation and retention, funding and liquidity;

(22) Peoples' ability to secure confidential information and deliver products and services through the use of computer systems and telecommunications networks, including those of Peoples' third-party vendors and other service providers, which may prove inadequate, and could adversely affect customer confidence in Peoples and/or result in Peoples incurring a financial loss;

(23) Peoples' ability to anticipate and respond to technological changes, and Peoples' reliance on, and the potential failure of, a number of third-party vendors to perform as expected, including Peoples' primary core banking system provider, which can impact Peoples' ability to respond to customer needs and meet competitive demands;

(24) operational issues stemming from and/or capital spending necessitated by the potential need to adapt to industry changes in information technology systems on which Peoples and its subsidiaries are highly dependent;

(25) changes in consumer spending, borrowing and saving habits, whether due to changes in retail distribution strategies, consumer preferences and behavior, changes in business and economic conditions (including as a result of the COVID-19 pandemic), legislative or regulatory initiatives (including those in response to the COVID-19 pandemic), or other factors, which may be different than anticipated;

(26) the adequacy of Peoples' internal controls and risk management program in the event of changes in strategic, reputational, market, economic, operational, cybersecurity, compliance, legal, asset/liability repricing, liquidity, credit and interest rate risks associated with Peoples' business;

(27) the impact on Peoples' businesses, personnel, facilities, or systems, of losses related to acts of fraud, theft, misappropriation or violence;

(28) the impact on Peoples' businesses, as well as on the risks described above, of various domestic or international widespread natural or other disasters, pandemics (including COVID-19), cybersecurity attacks, system failures, civil unrest, military or terrorist activities or international conflicts;

(29) the impact on Peoples' businesses and operating results of any costs associated with obtaining rights in intellectual property claimed by others and adequately protecting Peoples' intellectual property;

(30) risks and uncertainties associated with Peoples' entry into new geographic markets and risks resulting from Peoples' inexperience in these new geographic markets;

(31) changes in law or requirements imposed by Peoples' regulators impacting Peoples' capital actions, including dividend payments and share repurchases;

(32) the effect of a fall in stock market prices on the asset and wealth management business;

(33) Peoples' continued ability to grow deposits;

(34) the impact of future governmental and regulatory actions upon Peoples' participation in and execution of government programs related to the COVID-19 pandemic;

(35) uncertainty regarding the impact of the current U.S. presidential administration and Congress on the regulatory landscape, capital markets, elevated government debt, potential changes in tax legislation that may increase tax rates and the response to and management of the COVID-19 pandemic, infrastructure spending and social programs; and,

(36) other risk factors relating to the banking industry or Peoples as detailed from time to time in Peoples' reports filed with the Securities and Exchange Commission (the "SEC"), including those risk factors included in the disclosures under the heading "ITEM 1A. RISK FACTORS" of Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2020. Peoples encourages readers of this news release to understand forward-looking statements to be strategic objectives rather than absolute targets of future performance. Peoples undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect the occurrence of unanticipated events, except as required by applicable legal requirements. Copies of documents filed with the SEC are available free of charge at the SEC's website at http://www.sec.gov and/or from Peoples' website.

As required by U.S. GAAP, Peoples is required to evaluate the impact of subsequent events through the issuance date of its December 31, 2021 consolidated financial statements as part of its Annual Report on Form 10-K to be filed with the SEC. Accordingly, subsequent events could occur that may cause Peoples to update its critical accounting estimates and to revise its financial information from that which is contained in this news release.

PER COMMON SHARE DATA AND SELECTED RATIOS (Unaudited)

| | Three Months Ended | | | Year Ended | |
	December 31, 2021	September 30, 2021	December 31, 2020	December 31, 2021	December 31, 2020
PER COMMON SHARE(a):					
Earnings (loss) per common share:					
Basic	$ 1.00	$ (0.28)	$ 1.06	$ 2.17	$ 1.74
Diluted	0.99	(0.28)	1.05	2.16	1.73
Cash dividends declared per common share	0.36	0.36	0.35	1.43	1.37
Book value per common share (b)	29.87	29.43	29.43	29.87	29.43
Tangible book value per common share (b)(c)	19.39	18.98	19.99	19.39	19.99
Closing stock price at end of period	$ 31.81	$ 31.61	$ 27.09	$ 31.81	$ 27.09
SELECTED RATIOS (a):					
Return on average stockholders' equity (d)	13.24 %	(3.64)%	14.45 %	7.27 %	6.04 %
Return on average tangible equity (d)(e)	21.45 %	(4.76)%	22.22 %	12.21 %	9.47 %
Return on average assets (d)	1.56 %	(0.42)%	1.69 %	0.84 %	0.73 %
Return on average assets adjusted for non-core items (d)(f)	1.53 %	0.66 %	1.81 %	1.18 %	0.83 %
Efficiency ratio (g)	62.83 %	94.70 %	62.36 %	73.65 %	63.86 %
Efficiency ratio adjusted for non-core items (h)	61.62 %	63.93 %	60.47 %	63.51 %	61.94 %
Pre-provision net revenue to total average assets (d)(i)	1.43 %	0.11 %	1.51 %	1.02 %	1.47 %
Net interest margin (d)(j)	3.36 %	3.50 %	3.13 %	3.39 %	3.24 %
Dividend payout ratio (k)(l)	36.45 %	NM	33.51 %	65.30 %	79.14 %

(a) Reflects the impact of the acquisition of Premium Finance beginning July 1, 2020, of NSL beginning April 1, 2021, and of Premier beginning September 17, 2021.

(b) Data presented as of the end of the period indicated.

(c) Tangible book value per common share represents a non-US GAAP financial measure since it excludes the balance sheet impact of goodwill and other intangible assets acquired through acquisitions on stockholders' equity. Additional information regarding the calculation of this ratio is included at the end of this news release under the caption of "Non-US GAAP Financial Measures (Unaudited)."

(d) Ratios are presented on an annualized basis.

(e) Return on average tangible equity represents a non-US GAAP financial measure since it excludes the after-tax impact of amortization of other intangible assets from net income and it excludes the balance sheet impact of average goodwill and other intangible assets acquired through acquisitions on average stockholders' equity. Additional information regarding the calculation of this ratio is included at the end of this news release under the caption of "Non-US GAAP Financial Measures (Unaudited)."

(f) Return on average assets adjusted for non-core items represents a non-US GAAP financial measure since it excludes the after-tax impact of all gains and losses, acquisition-related expenses, pension settlement charges, severance expenses, COVID-19-related expenses, the contribution to Peoples Bank Foundation, Inc. and contract negotiation expenses/refunds. Additional information regarding the calculation of this ratio is included at the end of this news release under the caption of "Non-US GAAP Financial Measures (Unaudited)."

(g) The efficiency ratio is defined as total non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus total non-interest income (excluding all gains and losses). This ratio represents a non-US GAAP financial measure since it excludes amortization of other intangible assets, and all gains and losses included in earnings, and uses fully tax-equivalent net interest income. Additional information regarding the calculation of this ratio is included at the end of this news release under the caption of "Non-US GAAP Financial Measures (Unaudited)."

(h) The efficiency ratio adjusted for non-core items is defined as core non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus total non-interest income (excluding all gains and losses). This ratio represents a non-US GAAP financial measure since it excludes the impact of all gains and losses, acquisition-related expenses, pension settlement charges, severance expenses, COVID-19-related expenses, the contribution to Peoples Bank Foundation, Inc. and contract negotiation expenses included in earnings, and uses fully tax-equivalent net interest income. Additional information regarding the calculation of this ratio is included at the end of this news release under the caption of "Non-US GAAP Financial Measures (Unaudited)."

(i) Pre-provision net revenue is defined as net interest income plus total non-interest income (excluding all gains and losses) minus total non-interest expense. This measure represents a non-US GAAP financial measure since it excludes the provision for (recovery of) credit losses and all gains and losses included in net income. This measure is a key metric used by federal bank regulatory agencies in their evaluation of capital adequacy for financial institutions. Additional information regarding the calculation of this ratio is included at the end of this news release under the caption of "Non-US GAAP Financial Measures (Unaudited)."

(j) Information presented on a fully tax-equivalent basis, using a 22.3% blended tax rate for the third and fourth quarters of 2021 and the 2021 full-year while prior periods used 21% statutory federal corporate income tax rate.

(k) This ratio, when applicable, is calculated based on dividends declared during the period divided by net income for the period.

(l) NM - not meaningful.

CONSOLIDATED STATEMENTS OF INCOME

| | Three Months Ended | | | Year Ended | |
	December 31, 2021 (Unaudited)	September 30, 2021 (Unaudited)	December 31, 2020 (Unaudited)	December 31, 2021 (Unaudited)	December 31, 2020
(Dollars in thousands, except per share data)					
Total interest income	$ 57,405	$ 45,467	$ 37,923	$ 184,631	$ 157,104
Total interest expense	2,826	2,889	3,615	12,236	18,181
Net interest income	54,579	42,578	34,308	172,395	138,923
(Recovery of) provision for credit losses	(7,613)	8,994	(7,277)	(280)	26,254
Net interest income after (recovery of) provision for credit losses	62,192	33,584	41,585	172,675	112,669
Non-interest income:					
Electronic banking income	5,355	4,326	3,678	18,010	14,246
Trust and investment income	4,233	4,158	3,649	16,456	13,662
Deposit account service charges	3,565	2,549	2,423	10,143	9,418
Insurance income	3,329	3,367	3,113	15,252	14,042
Net gain (loss) on asset disposals and other transactions	1,784	(308)	(53)	1,325	(290)
Mortgage banking income	713	766	2,153	3,439	6,499
Bank owned life insurance income	439	437	463	1,768	1,977
Commercial loan swap fees	349	73	474	543	1,741
Net loss on investment securities	(158)	(166)	(751)	(862)	(368)
Other non-interest income	1,038	1,144	1,352	3,643	2,745
Total non-interest income	20,647	16,346	16,501	69,717	63,672
Non-interest expense:					
Salaries and employee benefit costs	26,336	25,589	19,048	94,612	76,361
Net occupancy and equipment expense	4,751	3,551	3,120	14,918	12,808
Data processing and software expense	3,148	2,529	2,097	10,542	7,441
Electronic banking expense	2,879	2,037	1,938	8,885	7,777
Professional fees	2,324	6,426	1,665	15,783	6,912
Amortization of other intangible assets	1,508	1,279	909	4,775	3,223
Franchise tax expense	870	810	861	3,357	3,506
Marketing expense	848	1,223	540	3,658	2,101
Communication expense	578	411	277	1,657	1,134
Other loan expenses	558	487	329	2,001	1,584
FDIC insurance expense	380	807	585	1,976	1,302
Other non-interest expense	3,811	12,711	1,881	21,573	9,546
Total non-interest expense	47,991	57,860	33,250	183,737	133,695
Income (loss) before income taxes	34,848	(7,930)	24,836	58,655	42,646
Income tax expense (benefit)	6,922	(2,172)	4,263	10,921	7,879
Net income (loss)	$ 27,926	$ (5,758)	$ 20,573	$ 47,734	$ 34,767
PER COMMON SHARE DATA:					
Earnings (loss) per common share – basic	$ 1.00	$ (0.28)	$ 1.06	$ 2.17	$ 1.74
Earnings (loss) per common share – diluted	$ 0.99	$ (0.28)	$ 1.05	$ 2.16	$ 1.73
Cash dividends declared per common share	$ 0.36	$ 0.36	$ 0.35	$ 1.43	$ 1.37
Weighted-average common shares outstanding – basic	27,942,794	20,640,519	19,302,919	21,816,511	19,721,772
Weighted-average common shares outstanding – diluted	28,114,980	20,789,271	19,442,284	21,959,883	19,843,806
Common shares outstanding at the end of period	28,297,771	28,265,791	19,563,979	28,297,771	19,563,979

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)	December 31, 2021 (Unaudited)		December 31, 2020	
Assets				
Cash and cash equivalents:				
Cash and due from banks	$	**76,491**	$	60,902
Interest-bearing deposits in other banks		**341,373**		91,198
Total cash and cash equivalents		**417,864**		152,100
Available-for-sale investment securities, at fair value (amortized cost of $1,281,511 at December 31, 2021 and $734,544 at December 31, 2020) (a)		**1,273,858**		753,013
Held-to-maturity investment securities, at amortized cost (fair value of $369,955 at December 31, 2021 and $68,082 at December 31, 2020) (a)		**374,129**		66,458
Other investment securities, at cost		**33,987**		37,560
Total investment securities (a)		**1,681,974**		857,031
Loans, net of deferred fees and costs (b)		**4,478,894**		3,402,940
Allowance for credit losses		**(67,471)**		(50,359)
Net loans		**4,411,423**		3,352,581
Loans held for sale		**3,791**		4,659
Bank premises and equipment, net of accumulated depreciation		**89,260**		60,094
Bank owned life insurance		**73,358**		71,591
Goodwill		**269,811**		171,260
Other intangible assets		**26,816**		13,337
Other assets		**94,079**		78,111
Total assets	$	**7,068,376**	$	4,760,764
Liabilities				
Deposits:				
Non-interest-bearing	$	**1,641,666**	$	997,323
Interest-bearing		**4,221,130**		2,913,136
Total deposits		**5,862,796**		3,910,459
Short-term borrowings		**166,482**		73,261
Long-term borrowings		**99,475**		110,568
Accrued expenses and other liabilities		**94,419**		90,803
Total liabilities	$	**6,223,172**	$	4,185,091
Stockholders' Equity				
Preferred stock, no par value, 50,000 shares authorized, no shares issued at December 31, 2021 and December 31, 2020		**—**		—
Common stock, no par value, 50,000,000 shares authorized, 29,814,401 shares issued at December 31, 2021 and 21,193,402 shares issued at December 31, 2020, including shares in treasury		**686,282**		422,536
Retained earnings		**207,255**		190,691
Accumulated other comprehensive (loss) income, net of deferred income taxes		**(11,619)**		1,336
Treasury stock, at cost, 1,577,359 shares at December 31, 2021 and 1,686,046 shares at December 31, 2020		**(36,714)**		(38,890)
Total stockholders' equity		**845,204**		575,673
Total liabilities and stockholders' equity	$	**7,068,376**	$	4,760,764

(a) Available-for-sale investment securities and held-to-maturity investment securities are presented net of allowance for credit losses of $0 and $286, respectively, as of December 31, 2021 and $0 and $60, respectively, as of December 31, 2020.
(b) Also referred to throughout this document as "total loans" and "loans held for investment."

SELECTED FINANCIAL INFORMATION (Unaudited)

(Dollars in thousands)	December 31, 2021		September 30, 2021		June 30, 2021		March 31, 2021		December 31, 2020	
Loan Portfolio										
Construction	$	209,993	$	174,784	$	100,599	$	78,699	$	106,792
Commercial real estate, other		1,547,818		1,629,116		948,260		965,249		929,853
Commercial and industrial		891,420		858,538		805,751		964,761		973,645
Premium finance		136,136		134,755		117,088		110,590		114,758
Leases		122,508		111,446		95,643		—		—
Residential real estate		771,469		768,134		566,597		573,700		574,007
Home equity lines of credit		163,608		161,370		118,401		117,426		120,913
Consumer, indirect		530,532		543,256		537,926		519,749		503,527
Consumer, direct		104,654		108,702		81,436		79,204		79,094
Deposit account overdrafts		756		927		498		298		351
Total loans	$	4,478,894	$	4,491,028	$	3,372,199	$	3,409,676	$	3,402,940
Total acquired loans (a)(b)	$	1,373,970	$	1,586,413	$	481,927	$	462,784	$	521,465
Total originated loans	$	3,104,924	$	2,904,615	$	2,890,272	$	2,946,892	$	2,881,475
Deposit Balances (a)										
Non-interest-bearing deposits (c)	$	1,641,666	$	1,559,993	$	1,181,045	$	1,206,034	$	997,323
Interest-bearing deposits:										
Interest-bearing demand accounts (c)		1,167,460		1,140,639		732,478		722,470		692,113
Retail certificates of deposit		643,759		691,680		417,466		433,214		445,930
Money market deposit accounts		651,169		637,635		547,412		586,099		591,373
Governmental deposit accounts		617,259		679,305		498,390		511,937		385,384
Savings accounts		1,036,738		1,016,755		689,086		676,345		628,190
Brokered deposits		104,745		106,013		166,746		168,130		170,146
Total interest-bearing deposits	$	4,221,130	$	4,272,027	$	3,051,578	$	3,098,195	$	2,913,136
Total deposits	$	5,862,796	$	5,832,020	$	4,232,623	$	4,304,229	$	3,910,459
Total demand deposits (c)	$	2,809,126	$	2,700,632	$	1,913,523	$	1,928,504	$	1,689,436
Asset Quality (a)										
Nonperforming assets (NPAs):										
Loans 90+ days past due and accruing	$	3,723	$	5,363	$	3,741	$	1,044	$	2,752
Nonaccrual loans		34,765		36,034		23,079		24,744		25,793
Total nonperforming loans (NPLs) (g)		38,488		41,397		26,820		25,788		28,545
Other real estate owned (OREO) (l)		9,496		11,268		239		134		134
Total NPAs	$	47,984	$	52,665	$	27,059	$	25,922	$	28,679
Criticized loans (d)	$	194,016	$	234,845	$	113,802	$	116,424	$	126,619
Classified loans (e)		106,547		142,628		69,166		76,095		72,518
Allowance for credit losses as a percent of NPLs (g)		175.30 %		186.93 %		178.75 %		174.10 %		180.14 %
NPLs as a percent of total loans (g)		0.89 %		0.92 %		0.79 %		0.76 %		0.82 %
NPAs as a percent of total assets (g)		0.68 %		0.75 %		0.53 %		0.50 %		0.59 %
NPAs as a percent of total loans and OREO (g)		1.07 %		1.17 %		0.80 %		0.76 %		0.84 %
Criticized loans as a percent of total loans (d)		4.33 %		5.23 %		3.37 %		3.41 %		3.72 %
Classified loans as a percent of total loans (e)		2.38 %		3.18 %		2.05 %		2.23 %		2.13 %

SELECTED FINANCIAL INFORMATION (Unaudited)

(Dollars in thousands)		December 31, 2021		September 30, 2021		June 30, 2021		March 31, 2021		December 31, 2020
Allowance for credit losses as a percent of total loans		1.51 %		1.72 %		1.42 %		1.32 %		1.48 %
Capital Information (a)(f)(h)(j)										
Common equity tier 1 capital ratio (i)		12.67 %		12.30 %		11.34 %		12.42 %		13.01 %
Tier 1 risk-based capital ratio		12.97 %		12.58 %		11.56 %		12.65 %		13.25 %
Total risk-based capital ratio (tier 1 and tier 2)		14.10 %		13.83 %		12.75 %		13.78 %		14.50 %
Leverage ratio		8.79 %		11.20 %		7.87 %		9.00 %		8.97 %
Common equity tier 1 capital	$	585,346	$	567,172	$	383,502	$	418,089	$	409,400
Tier 1 capital		598,996		580,100		391,190		425,739		417,011
Total capital (tier 1 and tier 2)		651,248		637,802		431,424		463,872		456,384
Total risk-weighted assets	$	4,619,613	$	4,611,321	$	3,382,736	$	3,365,637		456,384
Total stockholders' equity to total assets		11.96 %		11.78 %		11.55 %		11.26 %		12.09 %
Tangible equity to tangible assets (k)		8.10 %		7.93 %		7.51 %		7.96 %		8.55 %

(a) Reflects the impact of the acquisition of NSL beginning April 1, 2021, and of Premier beginning September 17, 2021.

(b) Includes all loans and leases acquired and purchased in 2012 and thereafter.

(c) The sum of non-interest-bearing deposits and interest-bearing deposits is considered total demand deposits.

(d) Includes loans categorized as a special mention, substandard, or doubtful.

(e) Includes loans categorized as substandard or doubtful.

(f) Data presented as of the end of the period indicated.

(g) Nonperforming loans include loans 90+ days past due and accruing, renegotiated loans and nonaccrual loans. Nonperforming assets include nonperforming loans and OREO.

(h) December 31, 2021 data based on preliminary analysis and subject to revision.

(i) Peoples' capital conservation buffer was 6.10% at December 31, 2021, 5.83% at September 30, 2021, 4.75% at June 30, 2021, 5.78% at March 31, 2021, and 6.5% at December 31, 2020, compared to required capital conservation buffer of 2.50%

(j) Peoples has adopted the five-year transition to phase in the impact of the adoption of CECL on regulatory capital ratios.

(k) This ratio represents a non-US GAAP financial measure since it excludes the balance sheet impact of intangible assets acquired through acquisitions on both total stockholders' equity and total assets. Additional information regarding the calculation of this ratio is included at the end of this news release under the caption of "Non-US GAAP Financial Measures (Unaudited)."

(l) The change in OREO for the quarter ended September 30, 2021 compared to the quarter ended June 30, 2021 was a result of property acquired from Premier.

(RECOVERY OF) PROVISION FOR CREDIT LOSSES INFORMATION

(Dollars in thousands)	Three Months Ended December 31, 2021 (Unaudited)	Three Months Ended September 30, 2021 (Unaudited)	Three Months Ended December 31, 2020 (Unaudited)	Year Ended December 31, 2021 (Unaudited)	Year Ended December 31, 2020 (Unaudited)
(Recovery of) provision for credit losses					
(Recovery of) provision for credit losses	**$ (7,797)**	$ 8,870	$ (7,373)	**$ (672)**	$ 25,798
Provision for checking account overdrafts	**184**	124	96	**392**	456
Total (recovery of) provision for credit losses	**$ (7,613)**	$ 8,994	$ (7,277)	**$ (280)**	$ 26,254
Net Charge-Offs					
Gross charge-offs	**$ 1,767**	$ 1,896	$ 1,614	**$ 5,988**	$ 5,335
Recoveries	**491**	310	715	**1,295**	3,572
Net charge-offs	**$ 1,276**	$ 1,586	$ 899	**$ 4,693**	$ 1,763
Net Charge-Offs (Recoveries) by Type					
Commercial real estate, other	**$ 30**	$ (4)	$ 200	**$ 183**	$ 328
Commercial and industrial	**101**	650	(47)	**1,031**	(956)
Premium Finance	**15**	7	1	**45**	3
Leases	**369**	311	—	**1,095**	—
Residential real estate	**32**	(4)	53	**242**	51
Home equity lines of credit	**1**	143	79	**156**	91
Consumer, indirect	**524**	373	457	**1,503**	1,621
Consumer, direct	**(2)**	12	47	**40**	40
Deposit account overdrafts	**206**	98	109	**398**	487
Total net charge-offs	**$ 1,276**	$ 1,586	$ 899	**$ 4,693**	$ 1,665
As a percent of average total loans (annualized)	**0.11 %**	0.18 %	0.10 %	**0.13 %**	0.05 %

SUPPLEMENTAL INFORMATION (Unaudited)

(Dollars in thousands)	December 31, 2021	September 30, 2021	June 30, 2021	March 31, 2021	December 31, 2020
Trust assets under administration and management	**$ 2,009,871**	$ 1,937,123	$ 1,963,884	$ 1,916,892	$ 1,885,324
Brokerage assets under administration and management	**1,183,927**	1,133,668	1,119,247	1,071,126	1,009,521
Mortgage loans serviced for others	**$ 430,597**	441,085	454,399	469,788	$ 485,972
Employees (full-time equivalent)	**1,188**	1,181	925	887	894

CONSOLIDATED AVERAGE BALANCE SHEETS AND NET INTEREST INCOME (Unaudited)

	Three Months Ended								
	December 31, 2021			September 30, 2021			December 31, 2020		
(Dollars in thousands)	Balance	Income/ Expense	Yield/ Cost	Balance	Income/ Expense	Yield/ Cost	Balance	Income/ Expense	Yield/ Cost
Assets									
Short-term investments	$ 350,692	$ 138	0.16 %	$ 199,007	$ 82	0.16 %	$ 79,685	$ 26	0.13 %
Investment securities (a)(b)	1,669,439	6,874	1.65 %	1,152,737	4,935	1.71 %	890,658	2,659	1.19 %
Loans (b)(c):									
Construction	200,009	1,961	3.84 %	125,178	1,196	3.74 %	106,181	1,227	4.52 %
Commercial real estate, other	1,450,542	15,629	4.22 %	993,259	9,507	3.75 %	874,248	8,715	3.90 %
Commercial and industrial	865,519	8,492	3.84 %	789,555	8,933	4.43 %	1,022,086	10,047	3.85 %
Premium finance	134,023	1,735	5.07 %	122,828	1,542	4.91 %	109,228	984	3.53 %
Leases	112,694	4,547	15.79 %	97,068	4,810	19.39 %	—	—	— %
Residential real estate (d)	925,309	9,577	4.14 %	652,184	6,648	4.08 %	630,755	6,657	4.22 %
Home equity lines of credit	164,851	1,772	4.26 %	126,888	1,271	3.97 %	124,218	1,253	4.01 %
Consumer, indirect	539,176	5,455	4.01 %	541,329	5,509	4.04 %	496,846	5,298	4.24 %
Consumer, direct	107,780	1,605	5.91 %	86,935	1,385	6.32 %	79,835	1,308	6.52 %
Total loans	4,499,903	50,773	4.44 %	3,535,224	40,801	4.55 %	3,443,397	35,489	4.06 %
Allowance for credit losses	(75,526)			(51,610)			(57,725)		
Net loans	4,424,377			3,483,614			3,385,672		
Total earning assets	6,444,508	57,785	3.54 %	4,835,358	45,818	3.74 %	4,356,015	38,174	3.46 %
Goodwill and other intangible assets	298,337			232,361			185,093		
Other assets	356,082			407,428			296,870		
Total assets	$ 7,098,927			$ 5,475,147			$ 4,837,978		
Liabilities and Equity									
Interest-bearing deposits:									
Savings accounts	$ 1,021,821	$ 33	0.01 %	$ 737,771	$ 23	0.01 %	$ 610,876	$ 35	0.02 %
Governmental deposit accounts	648,013	433	0.27 %	542,855	458	0.33 %	402,605	555	0.55 %
Interest-bearing demand accounts	1,159,995	98	0.03 %	795,565	74	0.04 %	676,133	70	0.04 %
Money market deposit accounts	637,681	96	0.06 %	533,497	67	0.05 %	555,188	145	0.10 %
Retail certificates of deposit (e)	665,513	898	0.54 %	457,073	951	0.83 %	455,552	1,295	1.13 %
Brokered deposits (e)	105,364	571	2.15 %	155,779	826	2.10 %	252,007	818	1.29 %
Total interest-bearing deposits	4,238,387	2,129	0.20 %	3,222,540	2,399	0.30 %	2,952,361	2,918	0.39 %
Short-term borrowings	181,348	258	0.56 %	80,400	91	0.45 %	89,473	216	0.96 %
Long-term borrowings	99,622	439	1.75 %	95,031	399	1.67 %	110,759	481	1.73 %
Total borrowed funds	280,970	697	0.99 %	175,431	490	1.11 %	200,232	697	1.39 %
Total interest-bearing liabilities	4,519,357	2,826	0.25 %	3,397,971	2,889	0.34 %	3,152,593	3,615	0.46 %
Non-interest-bearing deposits	1,642,579			1,358,652			1,021,586		
Other liabilities	100,192			90,741			97,507		
Total liabilities	6,262,128			4,847,364			4,271,686		
Stockholders' equity	836,799			627,783			566,292		
Total liabilities and stockholders' equity	$ 7,098,927			$ 5,475,147			$ 4,837,978		
Net interest income/spread (b)		$ 54,959	3.29 %		$ 42,929	3.40 %		$ 34,559	3.00 %
Net interest margin (b)			3.36 %			3.50 %			3.13 %

CONSOLIDATED AVERAGE BALANCE SHEETS AND NET INTEREST INCOME (Unaudited) -- (Continued)

(Dollars in thousands)	Year Ended					
	December 31, 2021			December 31, 2020		
	Balance	Income/ Expense	Yield/ Cost	Balance	Income/ Expense	Yield/ Cost
Assets						
Short-term investments	$ 219,849	$ 313	0.14 %	$ 103,767	$ 343	0.33 %
Investment securities (a)(b)	1,205,509	19,545	1.62 %	970,895	17,516	1.80 %
Loans (b)(c):						
Construction	131,834	5,130	3.84 %	107,862	4,883	4.45 %
Commercial real estate, other	1,061,317	42,567	3.96 %	854,749	36,499	4.20 %
Commercial and industrial	870,682	37,265	4.22 %	925,060	34,458	3.66 %
Premium finance	118,242	5,872	4.90 %	50,687	2,855	5.54 %
Leases	74,442	13,572	17.98 %	—	—	— %
Residential real estate (d)	700,689	29,326	4.19 %	660,025	31,155	4.72 %
Home equity lines of credit	133,340	5,410	4.06 %	127,454	5,799	4.55 %
Consumer, indirect	529,994	21,480	4.05 %	453,379	19,364	4.27 %
Consumer, direct	88,611	5,501	6.21 %	79,138	5,286	6.68 %
Total loans	3,709,151	166,123	4.44 %	3,258,354	140,299	4.26 %
Allowance for credit losses	(56,048)			(47,692)		
Net loans	3,653,103			3,210,662		
Total earning assets	5,078,461	185,981	3.63 %	4,285,324	158,158	3.66 %
Goodwill and other intangible assets	234,683			181,526		
Other assets	359,463			272,439		
Total assets	$ 5,672,607			$ 4,739,289		
Liabilities and Equity						
Interest-bearing deposits:						
Savings accounts	$ 772,726	$ 112	0.01 %	$ 571,676	$ 175	0.03 %
Governmental deposit accounts	529,955	2,035	0.38 %	375,305	2,226	0.59 %
Interest-bearing demand accounts	848,526	303	0.04 %	658,214	455	0.07 %
Money market deposit accounts	575,237	390	0.07 %	549,276	1,416	0.26 %
Retail certificates of deposit (e)	497,181	3,952	0.79 %	473,244	6,748	1.43 %
Brokered deposit (e)	150,716	3,130	2.08 %	223,940	2,480	1.11 %
Total interest-bearing deposits	3,374,341	9,922	0.29 %	2,851,655	13,500	0.47 %
Short-term borrowings	100,963	541	0.54 %	176,634	2,571	1.46 %
Long-term borrowings	103,414	1,773	1.71 %	116,692	2,110	1.81 %
Total borrowed funds	204,377	2,314	1.13 %	293,326	4,681	1.59 %
Total interest-bearing liabilities	3,578,718	12,236	0.34 %	3,144,981	18,181	0.58 %
Non-interest-bearing deposits	1,347,702			924,799		
Other liabilities	89,554			94,123		
Total liabilities	5,015,974			4,163,903		
Stockholders' equity	656,633			575,386		
Total liabilities and stockholders' equity	$ 5,672,607			$ 4,739,289		
Net interest income/spread (b)		$ 173,745	3.29 %		$ 139,977	3.08 %
Net interest margin (b)			3.39 %			3.24 %

(a) Average balances are based on carrying value.

(b) Interest income and yields are presented on a fully tax-equivalent basis, using a 22.3% blended corporate income tax rate in the third and fourth quarters of 2021 an the full year 2021 and 21% a statuary federal corporate income tax rate for prior periods..

(c) Average balances include nonaccrual and impaired loans. Interest income includes interest earned and received on nonaccrual loans prior to the loans being placed on nonaccrual status. Loan fees included in interest income were immaterial for all periods presented.

(d) Loans held for sale are included in the average loan balance listed. Related interest income on loans originated for sale prior to the loan being sold is included in loan interest income.

(e) Interest related to interest rate swap transactions is included, as appropriate to the transaction, in interest expense on short-term FHLB advances and interest expense on brokered deposits for the periods presented in which FHLB advances and brokered deposits were being utilized.

NON-US GAAP FINANCIAL MEASURES (Unaudited)

The following non-US GAAP financial measures used by Peoples provide information useful to investors in understanding Peoples' operating performance and trends, and facilitate comparisons with the performance of Peoples' peers. The following tables summarize the non-US GAAP financial measures derived from amounts reported in Peoples' consolidated financial statements:

| | Three Months Ended | | | Year Ended | |
| | December 31, | September 30, | December 31, | December 31, | |
(Dollars in thousands)	2021	2021	2020	2021	2020
Core non-interest expense:					
Total non-interest expense	$ 47,991	$ 57,860	$ 33,250	$ 183,737	$ 133,695
Less: acquisition-related expenses	918	16,209	77	21,423	489
Less: pension settlement charges	—	143	4	143	1,054
Less: severance expenses	16	—	771	79	1,055
Less: COVID-19 related expenses	566	181	126	1,248	1,332
Less: Peoples Bank Foundation, Inc. contribution	—	—	—	500	—
Less: contract negotiation expenses	(603)	1,851	—	1,248	—
Core non-interest expense	$ 47,094	$ 39,476	$ 32,272	$ 159,096	$ 129,765

| | Three Months Ended | | | Year Ended | |
| | December 31, | September 30, | December 31, | December 31, | |
(Dollars in thousands)	2021	2021	2020	2021	2020
Efficiency ratio:					
Total non-interest expense	$ 47,991	$ 57,860	$ 33,250	$ 183,737	$ 133,695
Less: amortization of other intangible assets	1,508	1,279	909	4,775	3,223
Adjusted total non-interest expense	46,483	56,581	32,341	178,962	130,472
Total non-interest income	20,647	16,346	16,501	69,717	63,672
Add: net loss on investment securities	(158)	(166)	(751)	(862)	(368)
Add: net gain (loss) on asset disposals and other transactions	1,784	(308)	(53)	1,325	(290)
Total non-interest income, excluding net gains and losses	19,021	16,820	17,305	69,254	64,330
Net interest income	54,579	42,578	34,308	172,395	138,923
Add: fully tax-equivalent adjustment (a)	380	351	251	1,350	1,054
Net interest income on a fully tax-equivalent basis	54,959	42,929	34,559	173,745	139,977
Adjusted revenue	$ 73,980	$ 59,749	$ 51,864	$ 242,999	$ 204,307
Efficiency ratio	62.83 %	94.70 %	62.36 %	73.65 %	63.86 %
Efficiency ratio adjusted for non-core items:					
Core non-interest expense	$ 47,094	$ 39,476	$ 32,272	$ 159,096	$ 129,765
Less: amortization of other intangible assets	1,508	1,279	909	4,775	3,223
Adjusted core non-interest expense	45,586	38,197	31,363	154,321	126,542
Adjusted revenue	$ 73,980	$ 59,749	$ 51,864	$ 242,999	$ 204,307
Efficiency ratio adjusted for non-core items	61.62 %	63.93 %	60.47 %	63.51 %	61.94 %

(a) Tax effect is calculated using a 21% statutory federal corporate income tax rate.

NON-US GAAP FINANCIAL MEASURES (Unaudited) -- (Continued)

(Dollars in thousands, except per share data)	At or For the Three Months Ended									
	December 31, 2021		September 30, 2021		June 30, 2021		March 31, 2021		December 31, 2020	
Tangible equity:										
Total stockholders' equity	$	845,204	$	831,882	$	585,505	$	578,893	$	575,673
Less: goodwill and other intangible assets		296,627		295,415		221,576		184,007		184,597
Tangible equity	$	548,577	$	536,467	$	363,929	$	394,886	$	391,076
Tangible assets:										
Total assets	$	7,068,376	$	7,059,752	$	5,067,634	$	5,143,052	$	4,760,764
Less: goodwill and other intangible assets		296,627		295,415		221,576		184,007		184,597
Tangible assets	$	6,771,749	$	6,764,337	$	4,846,058	$	4,959,045	$	4,576,167
Tangible book value per common share:										
Tangible equity	$	548,577	$	536,467	$	363,929	$	394,886	$	391,076
Common shares outstanding		28,297,771		28,265,791		19,660,877		19,563,979		19,563,979
Tangible book value per common share	$	19.39	$	18.98	$	18.51	$	20.18	$	19.99
Tangible equity to tangible assets ratio:										
Tangible equity	$	548,577	$	536,467	$	363,929	$	394,886	$	391,076
Tangible assets	$	6,771,749	$	6,764,337	$	4,846,058	$	4,959,045	$	4,576,167
Tangible equity to tangible assets		8.10 %		7.93 %		7.51 %		7.96 %		8.55 %

(Dollars in thousands)	Three Months Ended						Year Ended			
	December 31, 2021		September 30, 2021		December 31, 2020		December 31, 2021		December 31, 2020	
Pre-provision net revenue:										
Income (loss) before income taxes	$	34,848	$	(7,930)	$	24,836	$	58,655	$	42,646
Add: provision for credit losses		—		8,994		—		—		26,254
Add: loss on OREO		2		32		162		34		197
Add: loss on investment securities		556		316		1,020		2,046		1,023
Add: loss on other assets		235		363		148		714		601
Add: net loss on other transactions		—		6		—		—		—
Less: recovery of credit losses		7,613		—		7,277		280		—
Less: gain on OREO		307		—		43		315		77
Less: gain on investment securities		397		150		269		1,184		655
Less: gain on other transactions		1,511		—		—		1,504		—
Less: gain on other assets		203		93		214		462		431
Pre-provision net revenue	$	25,610	$	1,538	$	18,363	$	57,704	$	69,558
Total average assets		7,098,927		5,475,147		4,837,978		5,672,607		4,739,289
Pre-provision net revenue to total average assets (annualized)		1.43 %		0.11 %		1.51 %		1.02 %		1.47 %
Weighted-average common shares outstanding – diluted		28,114,980		20,789,271		19,442,284		21,959,883		19,843,806
Pre-provision net revenue per common share – diluted	$	0.91	$	0.07	$	0.94	$	2.62	$	3.49

		Three Months Ended					Year Ended		
		December 31,		September 30,		December 31,		December 31,	
(Dollars in thousands)		2021		2021		2020		2021	2020
Annualized net income adjusted for non-core items:									
Net income (loss)	$	27,926	$	(5,758)	$	20,573	$	47,734	$	34,767
Add: net loss on investment securities		158		166		751		862	368
Less: tax effect of net loss on investment securities (a)		33		35		158		181	77
Add: loss on asset disposals and other transactions		—		308		53		—	290
Less: tax effect of net loss on asset disposals and other transactions (a)		—		65		11		—	61
Less: gain on asset disposals and other transactions (a)		1,784		—		—		1,325	—
Add: tax effect of net loss on asset disposals and other transactions (a)		375		—		—		278	—
Add: acquisition-related costs		918		16,209		77		21,420	1,459
Less: tax effect of acquisition-related costs (a)		193		3,404		16		4,498	306
Add: severance expenses		16		—		771		79	1,055
Less: tax effect of severance expenses (a)		3		—		162		17	222
Add: pension settlement charges		—		143		4		143	1,054
Less: tax effect of pension settlement charges (a)		—		30		1		30	221
Add: COVID-19-related expenses		566		181		126		1,248	1,332
Less: tax effect of COVID-19-related expenses (a)		119		38		26		262	280
Add: Peoples Bank Foundation, Inc. contribution		—		—		—		500	—
Less: tax effect of Peoples Bank Foundation, Inc. contribution		—		—		—		105	—
Add: contract negotiation expenses		—		1,851		—		1,851	—
Less: tax effect of contract negotiation expenses		—		389		—		389	—
Less: refund of contract negotiation expense		603		—		—		603	—
Add: tax effect of refund of contract negotiation expense		127		—		—		127	—
Net income adjusted for non-core items	$	27,351	$	9,139	$	21,981	$	66,832	$	39,158
Days in the period		92		92		92		365	366
Days in the year		365		365		366		365	366
Annualized net income (loss)	$	110,793	$	(22,844)	$	81,845	$	47,734	$	34,767
Annualized net income adjusted for non-core items	$	108,512	$	36,258	$	87,446	$	66,832	$	39,158
Return on average assets:									
Annualized net income (loss)	$	110,793	$	(22,844)	$	81,845	$	47,734	$	34,767
Total average assets	$	7,098,927	$	5,475,147	$	4,837,978	$5,672,607	$4,739,289
Return on average assets		1.56 %		(0.42)%		1.69 %		0.84 %	0.73 %
Return on average assets adjusted for non-core items:									
Annualized net income adjusted for non-core items	$	108,512	$	36,258	$	87,446	$	66,832	$	39,158
Total average assets	$	7,098,927	$	5,475,147	$	4,837,978	$5,672,607	$4,739,289
Return on average assets adjusted for non-core items		1.53 %		0.66 %		1.81 %		1.18 %	0.83 %

(a) Tax effect is calculated using a 21% statutory federal corporate income tax rate.

NON-US GAAP FINANCIAL MEASURES (Unaudited) -- (Continued)

(Dollars in thousands)	For the Three Months Ended December 31, 2021	For the Three Months Ended September 30, 2021	For the Three Months Ended December 31, 2020	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
Annualized net income excluding amortization of other intangible assets:					
Net income (loss)	$ 27,926	$ (5,758)	$ 20,573	$ 47,734	$ 34,767
Add: amortization of other intangible assets	1,508	1,279	909	4,775	3,223
Less: tax effect of amortization of other intangible assets (a)	317	269	191	1,003	677
Net income (loss) excluding amortization of other intangible assets	$ 29,117	$ (4,748)	$ 21,291	$ 51,506	$ 37,313
Days in the period	92	92	92	365	366
Days in the year	365	365	366	365	366
Annualized net income (loss)	$ 110,793	$ (22,844)	$ 81,845	$ 47,734	$ 34,767
Annualized net income (loss) excluding amortization of other intangible assets	$ 115,519	$ (18,837)	$ 84,701	$ 51,506	$ 37,313
Average tangible equity:					
Total average stockholders' equity	$ 836,799	$ 627,783	$ 566,292	$ 656,633	$ 575,386
Less: average goodwill and other intangible assets	298,337	232,361	185,093	234,683	181,526
Average tangible equity	$ 538,462	$ 395,422	$ 381,199	$ 421,950	$ 393,860
Return on average stockholders' equity ratio:					
Annualized net income (loss)	$ 110,793	$ (22,844)	$ 81,845	$ 47,734	$ 34,767
Average stockholders' equity	$ 836,799	$ 627,783	$ 566,292	$ 656,633	$ 575,386
Return on average stockholders' equity	13.24 %	(3.64)%	14.45 %	7.27 %	6.04 %
Return on average tangible equity ratio:					
Annualized net income (loss) excluding amortization of other intangible assets	$ 115,519	$ (18,837)	$ 84,701	$ 51,506	$ 37,313
Average tangible equity	$ 538,462	$ 395,422	$ 381,199	$ 421,950	$ 393,860
Return on average tangible equity	21.45 %	(4.76)%	22.22 %	12.21 %	9.47 %

(a) Tax effect is calculated using a 21% statutory federal corporate income tax rate.

END OF RELEASE